

November 18, 2010

National Corporate Research Ltd.
As Agent for SemiLEDs Corporation
615 South DuPont Highway
Dover, DE 19901

> **Re: SemiLEDs Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 16, 2010**
> **File No. 333-161052**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 5 to Form S-1 Filed November 12, 2010

We may be exposed…, page 20

1.   We note your response to prior comment 3 and reissue as it does not appear that your revisions fully reflect the substance of your response to comment 2 of the staff's letter dated October 21, 2010. Specifically, we refer to the second sentence of your response to comment 2 of the staff's letter dated October 21, 2010.

We derive a substantial portion…, page 20

2.   It is unclear from your response to prior comment 4 whether you did not enter into agreements with your new significant customers or you deem the agreements not material

and therefore not required to filed under Item 601(b)(10) of Regulation S-K. Please clarify your response.

We have operations and sales…, page 28

3.   We may have additional comments after you file the tax opinion mentioned in your response to prior comment 5.

Intellectual Property Cross-Licensing…, page 124

4.   We note your revisions in response to prior comment 18. Please disclose why you conclude that the circumstances are limited. To this end, you may wish to disclose the three exceptions to your termination right that you included in amendment no. 4. Alternatively, please disclose, if true, that there is in fact no viable right of termination.

Amendment 7 to Form S-1 Filed November 16, 2010

Report of Independent Registered Public Accounting Firm, page F-2

5.   Upon consummation of the reverse stock split and prior to the planned effectiveness of this registration statement, please have your auditors revise its report to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date. In this regard, please have your auditors include an updated consent with the pre-effective amendment.

Exhibit 5.1

6.   Please confirm that the legal opinion will be dated on the date of effectiveness.

7.   Please reconcile the par value set forth in the first paragraph of the opinion with that set forth in the prospectus.

8.   The current language of the second paragraph of the opinion is overbroad. Please ask your counsel to revise the second paragraph to identify the assumptions stated in the documents you have relied upon. In addition, please ask your counsel to revise to clarify, if true, that the factual statements relied upon by it were made by representatives of the company.

9.   Please ask your counsel to revise the third paragraph of the opinion to clarify, if true, that the shares are duly authorized.

10.   We note the blanks in your counsel's legal opinion. Please note that we may have further comments after you file a complete legal opinion.

Exhibit 8.1

11.   We note the deletion of exhibit 8.1. Please tell us the reason for the deletion given your response to prior comment 5 in your letter dated November 12, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel at (202) 551-3314 if you have any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via fax):   Mark J. Lee
Orrick, Herrington & Sutcliffe LLP